RETURN ON ASSETS, DIVIDEND PAYOUTS, AND EQUITY TO ASSETS RATIOS
1,2
For the three months ended For the year ended
October 31 July 31 April 30 January 31 October 31 October 31 October 31
2024 2024 2024 2024 2024 2023 2022
Return on Assets - reported
3,4
0.67% (0.05) % 0.50% 0.56% 0.42% 0.52% 0.95%
Return on Assets - adjusted
4,5
0.59 0.72 0.76 0.73 0.70 0.75 0.84
Dividend Payout Ratio - reported
6
51.8 n/m
7
75.8 65.8 86.3 69.5 37.5
Dividend Payout Ratio - adjusted
8
59.2 49.8 50.0 50.7 52.2 48.5 42.5
Equity to Asset Ratio
4,9
5.5 5.7 5.8 5.7 5.7 5.9 5.6
1

Calculated pursuant to the U.S. Securities and Exchange Commission Industry Guide 3.
2

The Bank prepares its consolidated financial statements in accordance with International Financial Reporting Standards

(IFRS), the current generally accepted accounting principles
(GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results (i.e. reported results excluding “items of note”) and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Refer to the “Significant Events” or “Financial Results
Overview” section in the Bank’s 2024 MD&A (available at www.td.com/investor and www.sedar.com),

which is incorporated by reference, for further explanation, reported basis results, a list of the items of note, and a reconciliation of adjusted to reported results.
3

Calculated as reported net income available to common shareholders divided by average total assets.
4

For the year ended October 31, 2023, certain amounts in the calculation of these ratios have been restated for the adoption of IFRS 17,
Insurance Contracts (IFRS 17).
5
Calculated as adjusted net income available to common shareholders divided by average total assets.
6

Calculated as dividends declared per common share divided by reported basic earnings per share.
7

Not meaningful.
8

Calculated as dividends declared per common share divided by adjusted basic earnings per share.
9

Calculated as average total equity divided by average total assets.